Mail Stop 6010

September 29, 2005

Via Facsimile and U.S. Mail

Mr. John D. Kavazanjian
President and Chief Executive Officer
Ultralife Batteries, Inc.
2000 Technology Parkway
Newark, NY 14513

 Re: Ultralife Batteries, Inc.
   Form 10-K for the year ended December 31, 2004
       SEC File No. 0-20852

Dear Mr. Kavazanjian:

We have completed our review of your Form 10-K and related filings
and do not, at this time, have any further comments.

        Sincerely,

        Martin F. James
        Senior Assistant Chief
Accountant